UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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Commission File Number 000-50488

WESTERN WIND ENERGY CORP.
(Exact name of registrant as specified in its charter)

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1326 – 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8
(604) 685-9463
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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Common Shares, without par value
(Title of each class of securities covered by this Form)

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Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) [ X ]	Rule 12h-6(d) [ ]
(for equity securities)	(for successor registrants)

Rule 12h-6(c) [ ]	Rule 12h-6(i) [ ]
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.

Western Wind Energy Corp. (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on or about January 2, 2004, the date that the Company’s registration statement on Form 20-F relating to the Company’s common shares was declared effective.

B.

The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Securities and Exchange Commission (the “Commission”) rules for the 12 months preceding the filing of this Form 15F and has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2.	Recent United States Market Activity

The Company has not offered or sold any securities in a registered offering under the Securities Act of 1933, as amended.

Item 3.	Foreign Listing and Primary Trading Market

A.

The Company maintains a listing of its common shares on the TSX Venture Exchange (the “TSX”), which is located in Toronto, Canada. The TSX constitutes the primary trading market for the Company’s common shares.

B.

The Company’s common shares were initially listed on the TSX on or about December 23, 1999. The Company has maintained a listing of its common shares on the TSX for at least the 12 months preceding the filing of this Form 15F.

C.	During the 12-month period beginning February 28, 2012 and ending February 27, 2013, approximately 95.15% of trading in the Company’s common shares occurred through the TSX.

Item 4.	Comparative Trading Volume Data

A.	The Company is relying on Rule 12h-6(a)(4)(i) and is using the 12-month period beginning February 28, 2012 and ending February 27, 2013 to meet the requirements of that rule provision.

B.

During this 12-month period, the average daily trading volume (the “ADTV”) of the Company’s common shares in the United States (including off-exchange and on-exchange transactions) was 10,361.13 shares and the ADTV of the Company’s common shares on a worldwide basis was 213,461.99 shares.

C.	For the same 12-month period, the ADTV of the Company’s common shares in the United States as a percentage of the ADTV for the Company’s common shares on a worldwide basis was approximately 4.85%.

D.	The Company has not delisted its common shares from any national securities exchange or inter-dealer quotation system in the United States.

E.	The Company does have any, and has not terminated any, sponsored American depositary receipt facilities regarding its common shares.

F.	The sources of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 under the Exchange Act are the TSX website and the OTCQX website.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.

As required by Rule 12h-6(h) under the Exchange Act, the Company issued a press release disclosing its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act on the date hereof.

B.	The press release described above was disseminated by the major newswire services in the United States and is attached as an exhibit to this Form 15F.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10.	Exhibits

Exhibit No.	Description

99.1	Press release of the Company dated April 9, 2013 entitled “Western Wind Announces Filing of Form 15F to Terminate SEC Reporting Obligations”

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Western Wind Energy Corp. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Western Wind Energy Corp. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Western Wind Energy Corp.

Dated: April 9, 2013	By:	/s/ Walter Di Cesare
Name: Walter Di Cesare
Title: Corporate Secretary and Vice President, Legal